[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

        November 23, 2012

VIA EDGAR CORRESPONDENCE

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Ancestry.com Inc.
Schedule 13E-3
Filed October 30, 2012 by Ancestry.com Inc., Global Generations International Inc., Global Generations Merger Sub Inc., Anvilux 1 S.àr.l, Anvilux 2 S.àr.l, Permira IV Continuing L.P.1, Permira IV Continuing L.P.2, P4 Co-Investment L.P., Permira Holdings Limited, Permira IV Managers L.P., Permira IV Managers Limited, Permira Investments Limited, Permira IV G.P. L.P., Permira IV G.P. Limited, Spectrum Equity Investors V, L.P., Spectrum V Investment Managers’ Fund, L.P., Spectrum Equity Investors III, L.P., SEI III Entrepreneurs’ Fund, L.P., Spectrum III Investment Managers’ Fund, L.P., Timothy Sullivan, Howard Hochhauser, and Purefoy, LLC
File No. 005-85298

Preliminary Proxy Statement on Schedule 14A File No. 001-34518 Filed October 30, 2012

Dear Mr. Panos:

On behalf of our client, Ancestry.com Inc. (“Ancestry.com” or the “Company”), please find below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ancestry.com of November 19, 2012 regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Schedule 13E-3 of the Company. In connection therewith, the Company has filed via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. Capitalized terms used but not defined herein have the meanings specified in the Proxy Statement.

Nicholas P. Panos

Securities and Exchange Commission

November 23, 2012

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable.

Schedule 13E-3

General

1.	We note that AlpInvest Partners Co-Investments 2009 C.V., AlpInvest Partners Co-Investments 2010 II C.V. and Jasmine Venture Pte Ltd have agreed to make a cash investment in Global Generations International, Inc., in exchange for equity. Given the percentage amount of equity AlpInvest and Jasmine will own in Parent following consummation of the transactions, please advise us what consideration was given to whether these entities should be treated as affiliates of Ancestry.com and therefore designated as filing persons.

Response: Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Rule 12b-2 under the Exchange Act defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. The question of control and affiliation depends not only on the size of a stockholder’s equity ownership, but also on other factors, such as the stockholder’s ability to control or otherwise influence the management or policies of the Company or Parent.

The Company has been advised by Parent that in the present case, none of AlpInvest Partners Co-Investments 2009 C.V., AlpInvestment Partners Co-Investments 2010 II C.V. (collectively, “AlpInvest”) and Jasmine Venture Pte Ltd (“Jasmine” and together with AlpInvest, the “Co-Investors”) will control, nor be able to influence the governance or operations of, the Company or Parent and should not be considered to be an affiliate of the Company or Parent. Additionally, Parent has advised the Company that following the consummation of the transactions contemplated by the Merger Agreement, the Co-Investors will have no ability to assert power to direct the management or policies of the Company or Parent.

The Company has additionally been advised by Parent that following the closing, representatives of the Sponsor will have the right to appoint a majority of the Board of Parent and control the management and policies of Parent. Parent notes that Spectrum is the only other party with any rights to appoint board members of Parent; and that, although each of AlpInvest and Jasmine will indirectly hold approximately 10% of the Company’s outstanding stock, neither has or will have any representation on the Company’s Board of Directors or the Parent’s board of directors. Accordingly, none of the Co-Investors will possess or exert control over the Company or Parent and do not

Nicholas P. Panos

Securities and Exchange Commission

November 23, 2012

have: (i) officers, directors or other personnel who are also officers or members of the Company’s Board of Directors or the Parent’s board of directors, (ii) any designees to the Company’s management, or (iii) any contractual relationships with the Company other than those incident to their ownership of the Company’s securities. Therefore, the filing persons submit that neither of AlpInvest nor Jasmine is an affiliate of the Company or Parent for any purpose, including Rule 13e-3 purposes.

Item 15. Additional Information

2.	Please revise to incorporate by reference from the preliminary proxy statement the response to Item 1011(b) of Regulation M-A. Refer to General Instruction G of Schedule 13E-3.

Response: The Company has revised the disclosure as requested. Please see page 12 of the Amended Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

Special Factors

Background of the Merger, page 16

3.	The disclosure on page 22 states that representatives from an investment bank other than Qatalyst met with Ancestry’s Board on September 4, 2012 to discuss transaction alternatives. Information about any reports, opinions or appraisals that are materially related to the Rule 13E-3 transaction is required to be disclosed and filed as an exhibit. Refer to Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Please provide additional disclosure about the information on alternatives provided by the investment advisor to the board and file any board books as exhibits. If the information provided was not in writing, the oral report should be memorialized in writing and filed as an exhibit. Refer to Question 117.06 of our Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Response: The Company takes note of the Staff’s comment, and the Proxy Statement has been amended accordingly on page 22. In addition, a presentation provided to the Company’s Board on September 4, 2012 has been filed as an exhibit to the Amended Schedule 13E-3 filed concurrently with this letter.

Reasons for the Merger, page 26

4.

We noticed that Ancestry’s Board determined that the Rule 13e-3 transaction is “fair, advisable and in the best interests of the Company.” On page 30, the disclosure affirms that the Board determined the transaction is “fair to and in the best interests of the Company and its stockholders.” Please revise to state, if true,

Nicholas P. Panos

Securities and Exchange Commission

November 23, 2012

that the Board’s opinion is being expressed on behalf of Ancestry.com. The disclosure requirements imposed by Rule 13e-3(b) expressly extend and apply to the issuer as distinguished from the issuer’s Board.

Response: The Company has revised the disclosure as requested. Please see page 26 and page 31 of the Amended Proxy Statement.

5.	The fairness determination made by Ancestry.com, as well as every other filing person, must expressly opine as to whether the transaction is fair or unfair to Ancestry’s unaffiliated security holders. Please revise, to the extent appropriate for each filing person, to specifically reference the unaffiliated security holders as being the security holder constituency to whom the respective fairness determinations have been directed. Refer to Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see page 42 of the Amended Proxy Statement.

6.	Please revise to indicate whether in making their fairness determinations, the Ancestry Board and the other filing persons considered the going concern value of the company and the prices paid by Ancestry and the rollover investors for purchases of Ancestry’s common stock over the past two years. Refer to Item 8 of Schedule 13E-3 and Instructions (2)(iv) to Item 1014(b) of Regulation M-A.

Response: The Company respectfully refers the Staff to the disclosure on page 37 of the Proxy Statement with respect to the Permira Filing Persons, Parent and Merger Sub. The Company has revised the disclosure as requested with respect to the other filing persons. Please see pp. 30-31 and page 41 of the Amended Proxy Statement.

7.	Disclose whether, in the past two years, a firm offer for a merger, sale of all or a substantial part of Ancestry’s assets, or a purchase of a controlling amount of Ancestry’s securities was received from anyone other than a filing person. If so, disclose whether Ancestry’s board or other filing persons considered such offer when making their fairness determinations. Refer to General Instruction E and Item 8 of Schedule 13E-3 and corresponding paragraphs (b) and (f) of Item 1014 of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see page 31 and page 41 of the Amended Proxy Statement.

8.

The disclosure on page 27 indicates that the Board’s decision regarding the fairness of the transaction was influenced in part by the requirement that the merger agreement be adopted by holders of a majority of the outstanding shares of common stock. It does not appear, however, that approval of a majority of unaffiliated

Nicholas P. Panos

Securities and Exchange Commission

November 23, 2012

security holders is required to approve the transaction. Please disclose this fact and discuss the extent to which it may have affected the fairness determinations made by Ancestry’s Board and the other filing persons. Refer to General Instruction E and Item 8 of Schedule 13E-3 and corresponding paragraphs (b) and (c) of Item 1014 of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see page 29 of the Amended Proxy Statement.

9.	We noticed the disclosure that the Board considered the fact Spectrum was prepared to support the transaction. Advise us what consideration, if any, was given to the application of Section 14(a) and Regulation 14A when Ancestry was discussing the proposed transaction with Spectrum.

Response: The Board considered the fact that Spectrum, a holder of approximately 31% of the outstanding shares of the Company, was supportive of the transaction. Although Spectrum agreed to roll over a portion of its holdings in the Company, it is proposing to dispose of approximately 76% of the shares of Common Stock owned by it in the merger for the same consideration as will be received by the unaffiliated stockholders in the merger. Thus, the Board believes that Spectrum’s interest is substantially aligned with the interests of the unaffiliated stockholders with respect to the merger vote and therefore Spectrum’s willingness to support the transaction was a factor considered by the Board in making its recommendation. The Company does not believe that Section 14(a) and Regulation 14A are applicable to the Company’s discussions relating to the proposed transaction with Spectrum, because any such discussions did not constitute a proxy solicitation. Although Spectrum did enter into a voting agreement in connection with the Company’s entry into the merger agreement with Parent, pursuant to which Spectrum has agreed to vote the shares owned by it in favor of the proposed transaction, the Company is not a party to the voting agreement. In the event that Section 14(a) or Regulation 14A were deemed to be applicable to Parent’s discussions with Spectrum (or any of the Permira Filing Persons’ discussions with Spectrum), including in connection with Spectrum’s entry into the voting agreement with Parent, any such discussions would be permissible under Rule 14a-2(b)(2) of the Exchange Act, which exempts from the proxy rules any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.

10.	We note this section references alternatives to the Rule 13E-3 transaction. Please briefly describe each alternative transaction considered and disclose the reasons each alternative was rejected. Refer to Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see page 27 of the Amended Proxy Statement.

Nicholas P. Panos

Securities and Exchange Commission

November 23, 2012

Opinion of Qatalyst Partners LP, page 30

11.	Revise to briefly describe Qatalyst’s qualifications to serve as the financial advisor for the Rule 13e-3 transaction and the method by which the firm was selected. Also, summarize the instructions given to Qatalyst and disclose any limitation that any filing person may have imposed on the scope of Qatalyst’s analysis. Refer to Item 9 of Schedule 13E-3 and Item 1015(b) of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see page 16 and page 17 of the Amended Proxy Statement.

Illustrative Discounted Cash Flow Analysis, page 32

12.	In regard to the discounted cash flow analysis based on the company’s projections, explain how Qatalyst determined the range of multiples of 6.0x to 8.0x that it applied to the company’s calendar year 2016 estimated Adjusted EBITDA and the weighted cost of capital used to discount the Adjusted EBITDA values to present values.

Response: Qatalyst has advised the Company that it determined the range of EBITDA multiples used in the presentation of the Company’s discounted cash flow analysis by reference to the Company’s historical EBITDA multiples and those of selected companies. Qatalyst’s methodology for calculating the weighted average cost of capital for the Company considered the historic and predicted volatility of the Company’s common stock and that of selected companies, as well as market data for determining the risk-free rate and risk and size adjustments employed in the calculation. None of the selected companies is identical to the Company.

Certain Effects of the Merger, page 42

13.	Revise to discuss and quantify, where appropriate, the positive and negative effects of the transaction on the Permira filing persons, Global Generations International Inc. and Global Generations Merger Sub Inc. Also, for all filing persons, specifically address the effect of the transaction on their interests in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Finally, disclose the extent to which the filing persons will become the beneficiaries of the regulatory compliance cost savings you will realize when you cease to be a public company. Explain briefly, but in greater detail beyond the reference to Section 16, the legal significance of the common stock being deregistered under the Exchange Act. Refer to Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction 3 to Item 1013.

Response: The Company has revised the disclosure as requested. Please see pp. 44-46 of the Amended Proxy Statement.

Nicholas P. Panos

Securities and Exchange Commission

November 23, 2012

14.	We note from your Form 10-K filed on February 17, 2012 that at December 31, 2011, Ancestry had net operating loss carryforwards of approximately $25.7 million for federal, $11.1 million for foreign and $2.3 million for state income tax purposes. Revise to indicate, if true, that the filing persons will become the direct beneficiaries of Ancestry’s future use of any accrued operating loss carryforwards and quantify this benefit to the extent practicable. Refer to Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see page 44 of the Amended Proxy Statement.

Projected Financial Information, page 44

15.	We noticed the projections were distributed to Parent and Merger Sub, but appear not have been prepared with U.S. GAAP. While we recognize the projections were not prepared with a view toward public disclosure, the projections have now been disclosed for reasons other than exclusive compliance with Item 1015 of Regulation M-A. Advise us, with a view towards revised disclosure, how the presentation of financial projections complies with Regulation G.

Response: The Company has revised the disclosure as requested. Please see pp. 47-48 of the Amended Proxy Statement.

Fees and Expenses, page 58

16.	Please provide an itemized list of all expenses incurred or estimated to be incurred in connection with the transaction. Refer to Item 10 of Schedule 13E-3 and Item 1007(c) of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see page 61 of the Amended Proxy Statement.

Important Information Regarding Ancestry.com, page 90

17.	We note from your Forms 10-K filed on April 18, 2011 and February 17, 2012 that repurchases of Ancestry’s common stock took place in connection with share repurchase programs announced on September 23, 2010 and April 28, 2011. Please advise why disclosure of these repurchases appears not to have been expressly made in response to Item 2 of Schedule 13E-3 and Item 1002(f) of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see page 103 of the Amended Proxy Statement.

Nicholas P. Panos

Securities and Exchange Commission

November 23, 2012

Historical Selected Financial Information, page 93

18.	Revise to provide all of the summarized financial information required by Item 1010(c). For example, under balance sheet data on page 94, you must disclose all current and noncurrent assets and current and noncurrent liabilities. The disclosure also must include the ratio of earnings to fixed charges. Refer to Instruction 1 to Item 13 of Schedule 13E-3 and Item 1010(c) of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see pp. 96-100 of the Amended Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management, page 97

19.	Please revise the table on page 98 to disclose the 324,074 shares of common stock held by Purefoy, LLC. Refer to Item 11 of Schedule 13E-3 and Item 1008(a) of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see footnote 9 on page 102 of the Amended Proxy Statement.

Parent, Merger Sub and the Permira Filing Persons, page 107

20.	Please ensure that the business telephone number of each filing person discussed in this section will be disclosed in the next amendment, or advise. Also, for Messrs. Holmes, Carey, Cutts and Marren, please disclose the starting and ending dates for any positions held during the past five years. Refer to Item 3 of Schedule 13E-3 and Item 1003 of Regulation M-A.

Response: The Company has revised the disclosure as requested. Please see pp. 111-113 of the Amended Proxy Statement.

Where You Can Find Additional Information, page 111

21.	Please incorporate by reference the Form 8-K filed on May 17, 2012 or advise why incorporation is not required. Refer to Item 14(c)(2) of Schedule 14A and Part C of Form S-4.

Response: The Company has revised the disclosure as requested. Please see page 115 of the Amended Proxy Statement.

22.	Advise us of the authority upon which Ancestry relies to forward-incorporate by reference before the special meeting any electronic submissions not yet made under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act with respect to the Schedule 13E-3. Alternatively, revise to indicate whether the Schedule 13E-3 will be amended to explicitly incorporate by reference any such submissions following dissemination of the Schedule 13E-3.

Nicholas P. Panos

Securities and Exchange Commission

November 23, 2012

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 under “Where You Can Find Additional Information” to specifically exclude “forward incorporation” of documents to be filed in the future with respect to the Schedule 13E-3.

*        *        *

The Company, on behalf of itself and the other filing persons, confirms that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 403-1269 with any questions or further comments you may have regarding the filings referenced herein or if you wish to discuss the above response.

Sincerely,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum

cc:	William C. Stern
Ancestry.com Inc.
360 West 4800 North
Provo, Utah 84604
Facsimile: (801) 705-7010

Robert Schwenkel, Esq.
Fried, Frank, Harris, Shriver & Jacobson, LLP
One New York Plaza
New York, New York 10004
Facsimile: (212) 859-4000

Jeffrey Symons, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Facsimile: (212) 446-6460